SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

American Apparel, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

023850100

(CUSIP Number)

FiveT Capital AG

Allmendstrasse 140

8041 Zürich

Switzerland

+41/433222510

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 4, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023850100	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON FiveT Capital Holding AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pfaeffikon, Switzerland
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 22,000,000 (see Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 22,000,000 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.69%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 023850100		Page 3 of 5 Pages
1		NAME OF REPORTING PERSON FiveMore Special Situations Fund Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Grand Cayman, Cayman Islands
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 22,000,000 (see Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 22,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.69%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 023850100		Page 4 of 5 Pages
1		NAME OF REPORTING PERSON FiveT Capital AG
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Zurich, Switzerland
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED	8	SHARED VOTING POWER 22,000,000 (see Item 5)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 22,000,000 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,000,000 (see Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.69%
14		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

Item 1.	Security and the Issuer

This first Amendment to Schedule 13D (the “Schedule 13D/A”) relates to the shares of Common Stock of American Apparel Inc. (the “Issuer”). It amends the Schedule 13D filed on April 4, 2014.

Unless the context otherwise requires, references herein to the “Common Stock” are to such Common Stock of the Issuer.  The principal executive offices of the Issuer are located at 747 Warehouse Street, Los Angeles, CA 90021.

Item 2.	Identity and Background

(a)  This Schedule 13D/A is being filed by FiveMore Special Situations Fund, a Cayman limited liability company (the “Fund”), and FiveT Capital Holding AG, a Swiss limited liability company (the “Holding”), and FiveT Capital AG, a Swiss self-regulated limited liability company, which acts as Investment Advisor (the “Advisor”, together with the Holding and the Fund, the “Reporting Persons”) for the Holding and the Fund.

(b)  The principal business address of the Fund is C/O M&C Corporate Services, P.O Box 309 GT, Ugland House, South Churge Street, George Town, Grand Cayman, Cayman Islands 309 GT. The principal business address of the Holding is FiveT Capital Holding AG, c/o Räber Treuhand GmbH, Churerstrasse 98, 8808 Pfäffikon, Switzerland. The principal business address of FiveT Capital AG is Allmendstrasse 140, 8041 Zurich, Switzerland.

(c)  The principal business of the Fund is to serve as vehicle for investments in the equity capital market.  DMS Fund Governance Ltd (thereafter “DFG”) is Director of the Fund and Mr. Aldo Ghisletta is the Director of DFG with the primary responsibility for the Fund. DFG together with Mr. Aldo Ghisletta are serving as Directors of a variety of hedge funds and managed accounts. The principal business of the Holding is to acquire, hold and manage direct and indirect investments in companies of all kinds. Mr. Johannes Minho Roth is a Director of the Holding and is serving as a Director of a variety of companies. The principal business of the Advisor is to advise the Holding and different Funds on investment ideas. Mr. Johannes M. Roth is the CEO of FiveT Capital AG.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   DFG is a company licensed and regulated by the Cayman Islands Monetary Authority. Mr. Aldo Ghisletta is a citizen of Switzerland. Mr. Johannes M. Roth is a citizen of Germany.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund and the Holding expended an aggregate of approximately $10,960,170 of their own investment capital in open market transactions to acquire the 22,000,000 shares of Common Stock held by them.

Item 4.	Purpose of Transaction.

The Fund and the Holding originally acquired their shares of Common Stock subject to this Schedule 13D for investment purposes.

Except as set forth herein, including in any Exhibits hereto, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in communications with other stockholders of the Issuer, knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer or other representatives of the Issuer, or other persons, regarding the Issuer, including but not limited to its operations, strategy, management, capital structure and the strategic alternatives that may be available to the Issuer.  Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including but not limited to the acquisition or disposition by the Fund or the Holding or other persons of shares of Common Stock, changing operating or market strategies of the Issuer, the adoption or elimination by the Issuer of certain types of anti-takeover measures, changes to the Issuer's governing documents, revisions to the Issuer's capitalization or dividend policy,  extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer, and/or further changes in the Board of Directors or management of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of this Schedule 13D/A, the Reporting Persons beneficially own an aggregate of 22,000,000 shares of Common Stock, consisting of 20,000,000 shares held by the Holding (the “Holding’s Shares”) and 2,000,000 shares held directly by the Fund (the “Fund’s Shares”).  The Shares represent 12.69% of the Common Stock outstanding.  Percentages of the Common Stock outstanding reported in this Schedule 13D are calculated based upon the 173,377k shares of Common Stock outstanding as of March 31, 2014, as reported in the 10-K filed by the Issuer with the Securities and Exchange Commission on April 1, 2014. On the 26th of March, the Reporting persons beneficially owned more than 5% of the Common Stock outstanding.

(b)           The Fund and the Advisor share voting and dispositive power over the 2,000,000 shares of Common Stock held directly by the Fund. The Holding and the Advisor share voting and dispositive power over the 20,000,000 shares of Common Stock held directly by the Holding.

(c)           Set forth on Schedule I hereto are all transactions in the Common Stock effected during the past sixty days prior to the disclosure requirement by the Reporting Persons.

(d)           Other than the Holding that directly hold shares of Common Stock, and except as set forth in this Item 5, no other external person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other external person with respect to the securities of the Issuer.

Item 7.	Material to be filed as Exhibits.

None.

SCHEDULE I

This Schedule sets forth information with respect to each purchase and sale of Shares which was effectuated by a Reporting Person during the past sixty days prior to the filing requirement.  Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
26/03/2014	26,000,000	0.50
26/03/2014	(3,500,000)	0.51138
31/03/2014	(2,500,000)	0.50
04/04/2014	2,000,000	0.50